Steven A. Wilcox

T +1 617 951 7319

F +1 617 235 0223

steven.wilcox@ropesgray.com

August 24, 2018

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Vapotherm, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Vapotherm, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7319.

Sincerely,

/s/ Steven A. Wilcox

Steven A. Wilcox